FILED VIA EDGAR
September 17, 2009
United States Securities and
     Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Revised Request for Withdrawal of Registration Statement on Form S-3
Dear Sir/Madam:
     As per my recent conversation with a Securities and Exchange Commission representative, I write on behalf of Independent Bank Corp. (the “Company”) to submit a revised request for withdrawal of the Registration Statement on Form S-3 which the Company filed on February 6, 2009 with respect to the proposed resale offering by the selling securityholders of up to 78,158 Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C, par value $0.01 per share and a warrant to purchase up to 481,664 shares of the Company’s common stock. No securities were sold in connection with the offering, the offering has been terminated, and the Company wishes to remove the unsold securities from registration and to apply the $3,533.00 registration fee paid in connection with the Registration Statement toward future registrations.
     If you have any questions feel free to contact me at 781-982-6158 or contact my paralegal assistant Taylor Beckett at 781-982-6137. Thank you for your assistance.

Very truly yours, INDEPENDENT BANK CORP.
By:	/s/ Edward H. Seksay
Edward H. Seksay
General Counsel (Duly Authorized Signatory)

cc:	Barry H. Jensen, Controller (via email) Maureen Gaffney, Director of Financial Reporting (via email) Kimberly DeSciscio, Senior Financial Analyst (via email) Richard A. Schaberg, Esq. (via email)